Exhibit 99.(e)

DIVIDEND REINVESTMENT PLAN

OF

SEI CARLYLE PRIVATE MARKETS FUND

SEI Carlyle Private Markets Fund, a Delaware statutory trust (the “Fund”), hereby adopts the following Dividend Reinvestment Plan (the “Plan”) with respect to distributions declared by its Board of Trustees (the “Board”) or its designee on its shares of beneficial interest (the “Shares”):

1.          Participation; Agent. The Fund’s Plan is available to shareholders of record of the Shares. SEI Transfer Agency and Registrar Services, Inc. (“SEI”) acting as agent for each Participant (as defined below) in the Plan, will apply income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, that become payable to such Participant on Shares (including Shares held in the participant’s name and Shares accumulated under the Plan), to the purchase of additional whole and fractional Shares for such Participant.

2.          Eligibility and Election to Participate. Participation in the Plan is limited to registered owners of Shares. The Board reserves the right to amend or terminate the Plan. Shareholders automatically participate in the Plan, unless and until an election is made to withdraw from the Plan on behalf of such participating shareholder. If participating in the Plan, a shareholder is required to include all of the Shares owned by such shareholder in the Plan.

3.          Procedure for Participation. No action will be required on the part of a shareholder to participate in the Plan (each such shareholder, a “Participant”); provided that clients of certain participating financial intermediaries that do not permit automatic enrollment in our dividend reinvestment plan will (i) be required to choose whether to “opt in” or “opt out” of the Plan or (ii) automatically receive their Distributions in cash unless they elect to have their cash Distributions reinvested in additional Shares. If a shareholder opts out of the Plan by completing such election on their subscription agreement, such shareholder may subsequently elect to become a Participant in the Plan by completing and executing an enrollment form or any appropriate authorization form as may be available from the Fund or SEI. Participants may also subsequently enroll or terminate participation in the Plan by notifying SEI.

4.          Share Purchases. When the Fund declares a Distribution, SEI, on the Participant’s behalf, will receive additional authorized and newly issued Shares from the Fund. The number of Shares to be received when Distributions are reinvested will be determined by dividing the total dollar amount of the Distribution payable to such Participant by the Fund’s then-current net asset value per Share (subject to the provisions of the Investment Company Act of 1940, as amended). There will be no sales load charged on Shares issued to a Participant under the Plan. All Shares purchased under the Plan will be held in the name of each Participant. In the case of shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the Plan, SEI will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of Shares registered in the shareholder’s name and held for the account of beneficial owners participating under the Plan.

5.          Timing of Purchases. The Fund expects to issue Shares pursuant to the Plan, immediately following each Distribution payment date and SEI will make every reasonable effort to reinvest all Distributions on the day the Distribution is paid (except where necessary to comply with applicable securities laws) by the Fund. If, for any reason beyond the control of SEI, reinvestment of the Distributions cannot be completed within 30 days after the applicable Distribution payment date, funds held by SEI on behalf of a Participant will be distributed to that Participant.

6.          Account Statements. SEI will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. SEI will hold Shares in the account of the shareholders in non-certificated form in the name of the Participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the Plan. SEI will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable.

7.           Expenses. There will be no direct expenses to Participants for the administration of the Plan. There is no direct service charge to Participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants. All fees associated with the plan, including administrator’s fees, will be paid by the Fund.

8.          Taxation of Distributions. The reinvestment of Distributions does not relieve a Participant of any taxes that may be payable on such Distributions.

9.          Voting of Shares. Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s public offering.

10.        Absence of Liability. Neither the Fund nor SEI shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither the Fund nor SEI shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a Participant’s account prior to receipt of written notice of such Participant’s death, or (b) with respect to prices at which Shares are purchased or sold for the Participant’s account and the terms on which such purchases and sales are made. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.

11.        Termination of Participation. A Participant that no longer wishes to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to SEI. Such written instructions must be received by SEI no later than ten days prior to the record date for an applicable Distribution; otherwise, the Participant will receive such Distribution in Shares through the Plan and the termination will be effective only with respect to any subsequent Distributions.

12.        Amendment, Supplement, Termination, and Suspension of Plan. This Plan may be amended, supplemented, or terminated by the Board at any time in its sole discretion. The Plan may be terminated by the Fund upon written notice at least 30 days prior to any record date for the payment of any Distributions by the Fund. The amendment or supplement shall, if and as required, be filed with the Securities and Exchange Commission as an exhibit to a subsequent appropriate filing made by the Fund and shall be deemed to be accepted by each Participant unless, prior to its effective date thereof, SEI receives written notice of termination of the Participant’s account. Amendment may include an appointment by the Fund or SEI with the approval of the Fund of a successor agent, in which event such successor shall have all of the rights and obligations of SEI under this Plan.

13.        Governing Law. This Plan and any authorization form signed by the Participant (which shall be deemed a part of this Plan) and the Participant’s account shall be governed by and construed in accordance with the laws of the State of Delaware.

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